UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Geeknet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

36846Q203
(CUSIP Number)

Eric Semler c/o TCS Capital Management LLC 888 Seventh Avenue, Suite 1504 New York, NY 10019 (212) 621-8760
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36846Q203

1.	Name of Reporting Person Eric Semler

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 656,631

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 656,631

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 656,631

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%*

14.	Type of Reporting Person IN

* Based upon an aggregate of 6,718,913 shares of the Common Stock of the Issuer (as defined below) outstanding as of November 1, 2014, according to the Issuer's Form 10-Q filed on November 7, 2014 with the U.S. Securities and Exchange Commission.

Item 1.   Security and the Issuer

The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.001 per share (the “Common Stock”), of Geeknet, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 11216 Waples Mill Rd., Suite 100, Fairfax, VA 22030.

Item 2.   Identity and Background

(a)     This Schedule 13D is filed by Eric Semler ("Reporting Person").

(b)     The Reporting Person's business address is c/o TCS Capital Management LLC (“TCS Capital LLC”), 888 Seventh Avenue, Suite 1504, New York, NY 10019.

(c)     The Reporting Person's principal occupation is as President and Portfolio Manager at TCS Capital LLC and Semler Fund Limited. He also serves as the managing member of TCS Capital GP, LLC. In addition, the Reporting Person has served as a member of the Issuer's Board of Directors since July 31, 2013.

(d)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)     During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

The Reporting Person received 648,746 shares of Common Stock as a transfer from TCS Capital LLC and certain related entities in connection with his capital investment in these entities.  These transfers were effective prior to July 31, 2013.  The TCS entities purchased these transferred shares with their investment capital in open market transactions.  In connection with his appointment and continued service on the Issuer's Board of Directors, the Reporting Person received 7,885 restricted stock units of the Issuer.

Item 4.   Purpose of Transaction

The Reporting Person holds the shares of Common Stock disclosed in this Report for investment purposes and intends to evaluate the performance of such securities as an investment in the ordinary course of business.   Each restricted stock unit represents a contingent right to receive one share of Common Stock.  The shares subject to the restricted stock units awarded to the Reporting Person are fully vested.

The Reporting Person is a member of the Issuer’s Board of Directors, and, engages in discussions with the Issuer and the other members of the Board of Directors regarding the Issuer’s business, strategy, capital and corporate structure.  Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Person may purchase additional equity or other securities of the Issuer or dispose of some or all of his holdings in the open market, privately negotiated transactions, public offerings or other transactions, or in any combination of the foregoing, subject to relevant applicable securities laws and regulations.  Except as provided above, the Reporting Person does not have any present plans or proposals which relate to, or that would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, but the Reporting Person may consider any of those transactions from time to time, based on market conditions and other factors.

Item 5.   Interest in Securities of the Issuer

(a)     The Reporting Person beneficially owns 656,631 shares of Common Stock, which ownership constitutes 9.8% beneficial ownership of the Common Stock of the Issuer as calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended.

(b)     Number of shares as to which each Reporting Person has:

•	Sole power to vote or to direct the vote:

The information in Row 7 of the Cover Page is incorporated by reference herein.

•	Shared power to vote or to direct the vote:

The information in Row 8 of the Cover Page is incorporated by reference herein.

•	Sole power to dispose or to direct the disposition of:

The information in Row 9 of the Cover Page is incorporated by reference herein.

•	Shared power to dispose or to direct the disposition of:

The information in Row 10 of the Cover Page is incorporated by reference herein.

(c)     The information in Item 3 of this Schedule 13D is incorporated by reference herein.  The Reporting Person has not effected any transactions in shares of Common Stock during the past 60 days.

(d)     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e)     Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information provided in Item 5 of this Schedule 13D is incorporated herein by reference.  Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 23, 2015

/s/ Eric Semler
Eric Semler

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